1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date January 25, 2017	By /s/ Jin Qingbin
	Name:	Jin Qingbin
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

VERY SUBSTANTIAL ACQUISITION

ACQUISITION OF COAL & ALLIED FROM RIO TINTO

Sole Financial Advisor to the Company

THE SPA

On 24 January 2017 (in London, United Kingdom), Yancoal Australia, a subsidiary of the Company, entered into the SPA with the Vendors in respect of the Acquisition. Pursuant to the SPA, Yancoal Australia as the Purchaser, has conditionally agreed to acquire and the Vendors have conditionally agreed to sell all of the Sale Shares, free from all security interests, at the Purchase Price of US$2.45 billion (approximately HK$19.01 billion) (or US$2.35 billion (approximately HK$18.24 billion), depending on the payment structure elected by Yancoal Australia), subject to adjustments in accordance with the SPA.

THE SALE SHARES

The Sale Shares represent 100% of the total issued share capital of C&A, which owns majority interests in three coal mine operations and related assets in Hunter Valley region, New South Wales, Australia. For details, please refer to the section headed “4. Information on the Target” in this announcement.

THE TAG-ALONG OFFER

Triggered by the Acquisition, the Purchaser must make the Tag-along Offer to HVOR, the owner of 32.4% interests of the HVO Joint Venture, to acquire their Participating Interest in the HVO Joint Venture, a 67.6% majority-owned joint venture of C&A, under the HVO Joint Venture Agreement. For details, please refer to the section headed “3. Tag-along Offer of HVO Joint Venture”.

LISTING RULES IMPLICATIONS

As the Acquisition and the Tag-along Offer constitute a series of transactions involving the acquisition of parts of one asset, the percentage ratios (as defined in Rule 14.07 of the Listing Rules) of the transaction are calculated on an aggregated basis. As the highest applicable percentage ratio in respect of the Acquisition and the Tag-along Offer on an aggregate basis exceeds 100%, the Acquisition and the Tag-along Offer constitute a very substantial acquisition of the Company under Chapter 14 of the Listing Rules. Therefore, the Acquisition and the Tag-along Offer are subject to the reporting, announcement and Shareholders’ approval requirements under the Listing Rules.

GENERAL

An EGM will be convened and held for the Shareholders to consider and, if appropriate, approve the SPA and the transactions contemplated thereunder. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no Shareholder is required to abstain from voting on the relevant resolutions to approve the SPA and the transactions contemplated thereunder.

The controlling shareholder of the Company, Yankuang Group, which holds directly or indirectly approximately 56% of the total issued share capital of the Company as at the date of this announcement, has undertaken to vote in favour of the resolution to approve the SPA and the transactions contemplated thereunder at the EGM.

A circular containing, amongst others, (i) further details of the SPA and the transactions contemplated thereunder; (ii) a competent person’s report and a valuation report in respect of the Coal Mine Assets, both in compliance with the requirements of Chapter 18 of the Listing Rules; (iii) the notice of the EGM; and (iv) other information as required under the Listing Rules is expected to be despatched to the Shareholders on or before 3 May 2017, as additional time is required by the Company for the preparation of certain information for inclusion in the circular.

Completion is conditional upon the satisfaction of the Conditions Precedent set out in the SPA. Accordingly, the Acquisition may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

1	INTRODUCTION

On 24 January 2017 (in London, United Kingdom), Yancoal Australia, a subsidiary of the Company, entered into the SPA with the Vendors in respect of the Acquisition. Pursuant to the SPA, Yancoal Australia, as the Purchaser, has conditionally agreed to acquire and the Vendors have conditionally agreed to sell all of the Sale Shares, free from all security interests, at the Purchase Price of US$2.45 billion (approximately HK$19.01 billion) (or US$2.35 billion (approximately HK$18.24 billion), depending on the payment structure elected by Yancoal Australia), subject to adjustments in accordance with the SPA.

2	THE SPA

Set out below are the principal terms of the SPA:

2.1	Signing Date

Signing Date: 24 January 2017 (in London, United Kingdom)

2.2	Parties

(1)	the Purchaser

(2)	the Vendors

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the Vendors and their respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

2.3	Sale Shares

The Vendors, as legal and beneficial owner, agree to sell to the Purchaser, and the Purchaser agrees to purchase and acquire from the Vendors with effect from Completion all of the Sale Shares in C&A, free from all security interests pursuant to the SPA.

2.4	Consideration

The Purchase Price for the Acquisition is US$2.45 billion (approximately HK$19.01 billion), where the Purchaser will pay US$1.95 billion upon Completion (the “Purchase Price Completion Payment”) plus five deferred payments of US$100 million (“Deferred Payment Amount” or collectively, the “Deferred Payment Amounts”) each payable on the first, second, third, fourth and fifth anniversary of the Completion Date.

To secure payment of the Deferred Payment Amounts, upon Completion, the Purchaser shall provide security instruments to the satisfaction of ACH, or five letters of credit each with the amount equalling to a Deferred Payment Amount.

However, the Purchaser can elect to pay US$2.35 billion (approximately HK$18.24 billion) (the “Single Payment Purchase Price”), as a single payment at Completion, if the election is made within one months after signing of the SPA.

The Purchase Price is payable to ACH and HVR on a pro rata basis (which is 75.71% and 24.29% respectively) and subject to adjustments in accordance with the SPA. Please refer to the section headed “2.8(d) Estimated Purchase Price Adjustment” for more details.

The Purchase Price (including the applicable adjustments) was agreed after arm’s length negotiations between the Purchaser and the Vendors on normal commercial terms and taking into account, among other things, the following factors:

(a)	results of the due diligence and financial analysis conducted by the Purchaser and its professional advisers based on information provided by the Vendors and C&A;

(b)	the reserve and quality of the Coal Mine Assets; and

(c)	consideration of the financial performance, ratios and evaluations of market comparable companies which have a similar business and scale as the Target Company.

In view of the above, the Directors consider that the Purchase Price (including the applicable adjustments) is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Purchaser intends to fund payment of the Purchase Price under the SPA (including any actual upward adjustment thereto (if applicable)) using proceeds from the YAL Rights Issue. Please refer to the section headed “The Company’s support of the YAL Rights Issue” below in this announcement for further details regarding the Company’s support of the YAL Rights Issue.

2.5	Conditions Precedent

Completion will not proceed unless and until the following conditions (the “Conditions Precedent”) are fulfilled in accordance with the SPA:

(a)	the Minister responsible for the Mining Act 1992 (NSW) approves or consents in writing to the Acquisition as required under the conditions of the exploration licences;

(b)	the receipt of all regulatory approvals, including:

(i)	approvals from FIRB;

(ii)	PRC outbound approvals from the State-owned Asset Supervision and Administration Commission of Shandong Provincial Government , the National Development and Reform Commission , the Ministry of Commerce of the PRC and the State Administration of Foreign Exchange of the PRC ; and

(iii)	offshore merger clearance from the Korea Fair Trade Commission and the Anti Monopoly Bureau of the Ministry of Commerce of the PRC;

(c)	the Shareholders approve the Acquisition;

(d)	the shareholders of each of Rio Tinto plc and Rio Tinto Limited approve the Acquisition; and

(e)	BLCP consents to a novation of the BLCP Agreement to YAS (the “Novation CP”).

If all of the Conditions Precedent are unlikely to be satisfied within nine months of the date of the SPA (the “Long Stop Date”), the Vendor or the Purchaser may, by giving notice to the Vendor or the Purchaser (as applicable), extend the Long Stop Date by another 30 days.

None of the Conditions Precedent (except the Novation CP which may be waived by the Vendors) may be waived by any party to the SPA.

2.6	Exclusivity

Subject to certain exceptions as set out in the SPA, during the period from the date of SPA until the earlier of Completion or termination of SPA, the Vendor must not, and must ensure that its related persons do not, except with the prior written consent of the Purchaser, directly or indirectly (i) solicit, invite, initiate or encourage any competing proposal or any inquiry, expression of interest, offer, proposal, negotiations or discussions by or with any person other than members of the Group (the “Third Party”) in relation to, or that may reasonably be expected to encourage or lead to the making of a competing proposal, or communicate any intention to any person to do any of those things; (ii) directly or indirectly enter into, continue or participate in, negotiations or discussions with, or accept or enter into, or offer to accept or enter into, any agreement, arrangement or understanding with any Third Party in relation to, or that may reasonably be expected to lead to, a competing proposal; or (iii) directly or indirectly, make available to any Third Party, or permit any Third Party to receive, any non-public information relating to C&A in connection with such Third Party formulating, developing or initialization, or assisting in the formulation, development or initialization of, a competing proposal.

2.7	Termination for material change

If a Material Adverse Change occurs before the cut-off date (the “Cut-off Date”) as specified by the SPA and:

(i)	the Vendor does not give notice under, and within the time required by, the SPA then, from the expiry of that time; or

(ii)	the Vendor gives notice under the SPA, but the Material Adverse Change is not cured or has not otherwise ceased to exist on or before the Cut-off Date,

until Completion, the Purchaser may, by written notice to the Vendor, terminate the SPA.

If a Material Adverse Change occurs on or after the Cut-off Date, the Purchaser may, until Completion, by written notice to the Vendors, terminate the SPA.

Material Adverse Change includes an event, change, condition, matter, circumstance or things occurring on or after the date of the SPA (each a Specific Event), which, whether individually or when aggregated with all such events, changes, conditions, matters, circumstances or things of a like kind that:

(a)	has resulted, or would be reasonably likely to result, in, for a continuous period of at least 18 months following the Completion, the quantity of the Target Company Group’s production share of saleable coal extracted and processed being less than 10 million tonnes per annum;

(b)	has sterilised, or would be reasonably likely to sterilise, more than 7.5% of the stated reserves of the Target Company Group as set out in the HVO 2015 Competent Persons Resources and Reserves Report and the MTW 2015 Competent Persons Resources and Reserves Report, as reduced by depletion for actual mining since the reserves estimation date and increased by accretion for any new published reserves since the reserves estimation date; or

(c)	has caused, or would be reasonably likely to cause, a diminution in the market value of the consolidated net assets of the Target Company Group, taken as a whole, by at least US$250 million against what that value would reasonably be expected to be at the Completion Date but for the Specific Event,

other than to the extent that such event occurs because of the Vendors complying with the terms of the SPA or a request of the Purchaser or any change in law or any general economic, political business or financial change.

The SPA is also subject to termination on other customary grounds as specified in the SPA.

2.8	Termination Fee

The Purchaser may terminate the SPA if funding is not available on acceptable terms to fund the Purchase Price under the SPA. The termination fee payable by the Purchaser is US$23.5 million.

2.9	Completion

(a)	Completion Date

The Completion Date is the latest to occur of:

(i)	the first Business Day of the first month immediately following the month in which all of the Conditions Precedent have been satisfied;

(ii)	if the YAL Rights Issue has not completed or occurred by the Completion Date determined in accordance with the above, the first Business Day of the second month immediately following the month in which all of the Conditions Precedent have been satisfied (whether or not the YAL Rights Issue has completed or occurred by that date); and

(iii)	such other date as the Vendors and the Purchaser may agree in writing.

Completion is expected to take place around early third quarter of 2017.

(b)	Completion Place

Completion of the sale and purchase of the Sale Shares will take place on the Completion Date at the offices of the Vendor’s solicitors or at any other place as agreed.

(c)	Obligation of the Purchaser on Completion

On the Completion Date, the Purchaser must deliver certain documents to ACH, including, but not limited to:

(i)	if the Novation CP is not satisfied and is waived by the Vendors, an original counterpart of the Coal Supply and Transportation Agreement and a duly executed original undertaking by the Purchaser in relation to the Coal Supply and Transportation Agreement; if the Novation CP is satisfied, two original counterparts of the deed of novation in relation to the BLCP Agreement duly executed by YAS;

(ii)	an original counterpart of the Coal Supply Transfer Deed duly executed by YAS, which is to be entered into between HVO Coal Sales Pty Ltd, which is the marketing arm for HVO and indirectly owned by C&A as to 67.6% and HVOR as to 32.4%, YAS and ACH for assignment and transfer to YAS ACH’s rights and obligations under the Coal Supply Agreement dated 3 February 2016 between ACH and HVO Coal Sales Pty Ltd, which is a back to back coal sale agreement for the supply of coal to BLCP;

(iii)	two original counterparts of the Freight Transfer Deed duly executed by YAS, which is a novation deed to be entered into between ACH, YAS and Rio Tinto Shipping (Asia) Pte Limited for transfer and novation of Freight Agreement for the purpose of the Coal Supply and Transportation Agreement;

(iv)	original counterparts of the Bee Creek Contract and a side letter in relation to the Bee Creek Contract each duly executed by YAS;

(v)	if the Purchaser is to pay in the form of deferred payments, either:

(i)	the instrument creating security interest or other payment arrangement acceptable to ACH to secure or ensure the payment by the Deferred Payment Amounts; or

(ii)	five letters of credit for each Deferred Payment Amount; and

(vi)	either:

(i)	if the Purchaser elects to pay the Purchase Price on the Completion Date, pay the Single Payment Purchase Price as adjusted by an estimated adjustment amount based on the estimated net debt and working capital position of C&A to be provided by the Vendors at least 3 Business Days prior to Completion (the “Estimated Adjustment Amount”); or

(ii)	if the Purchaser is to pay in the form of deferred payments, pay the Purchase Price Completion Payment as adjusted by the Estimated Adjustment Amount,

to ACH (or as it directs), without deduction or withholding of any tax.

(d)	Purchase Price Adjustment

After Completion, the Purchase Price is adjustable based on the actual net debt and working capital position of C&A as at the final calendar date of the month immediately preceding the month in which the Completion Date occurs (the “Effective Date”). As disclosed above, the Completion Date will be the first Business Day following a month end, unless the Purchaser and Vendors agree otherwise. The Purchase Price will be adjusted for (i) the net debt of C&A as at the Effective Date (“Actual Net Debt Value”) (as the Purchase Price was agreed by the parties on the assumption that C&A will have nil net debt as at the Effective Date, i.e. a cash free and debt free basis); and (ii) the difference between the actual working capital of C&A as at the Effective Date (“Actual Working Capital Value”) and an agreed level of base working capital (being AUD(161) million subject to correction in the event of manifest error) (“Agreed Working Capital Value”) (as the Purchase Price was agreed by the parties on the assumption that C&A will have a level of working capital as at the Effective Date equal to the Agreed Working Capital Value).

In other words, the Purchase Price will be (i) increased for any cash as at the Effective Date; (ii) reduced for any debt as at the Effective Date; and (iii) increased (or reduced) for working capital as at the Effective Date to the extent that the Actual Working Capital Value is higher (or less) than the Agreed Working Capital Value respectively.

The adjusted Purchase Price as determined above is then further adjusted for the Estimated Adjustment Amount applied at Completion to determine a final amount to be payable by the Purchaser or Vendors, as applicable.

After the abovementioned adjustments are settled, there may be a downward adjustment to the Purchase Price if certain outstanding subordinate approvals relating to mining operations are not obtained.

2.10	Employees

The Purchaser must procure that for at least 12 months following Completion, the terms and conditions of employment of employees of the Target Company Group remain, when considered on an overall basis, to be no less favourable than the Target Company employee’s terms and conditions of employment under which he or she is employed immediately prior to the Completion Date.

At least 2 months before the expected Completion Date, the Purchaser must make or procure an offer of employment to certain New South Wales based employees of Rio Tinto Group or give notice to the Vendor if it elects not to make an offer of employment to the employee.

2.11	Rio Tinto Group Contracts

Before Completion, if reasonably practicable, and within three months after the Completion Date, ACH must use reasonable endeavours to obtain, and assist the Purchaser to obtain, the consent of the parties to certain procurement contracts to the novation of all of the rights and obligations of the Rio Tinto Group Party under these contracts, to the Purchaser or a member of the Target Company Group nominated by the Purchaser.

2.12	Other Agreements

As part of the Acquisition, the following agreements are to be entered into and delivered to the Purchaser on the Completion Date:

(a)	Transitional Services Agreement

The Transitional Services Agreement is to be entered into by Rio Tinto Services Limited and C&A, pursuant to which Rio Tinto Services Limited shall provide certain transition services to C&A for maximum service terms between one and six months after Completion. The services to be provided shall include ad hoc services that may be required post Completion. The price for the services shall be calculated on the basis of the actual cost incurred by Rio Tinto Services Limited plus 7.5%. C&A may terminate the Transitional Services Agreement on 5 Business Days’ prior notice.

(b)	Coal Supply and Transportation Agreement

If the Novation CP is not satisfied and is waived by the Vendors, the Coal Supply and Transportation Agreement is to be entered into by ACH and Yancoal Australia (or one of its subsidiaries), pursuant to which Yancoal Australia shall supply coal to ACH and be responsible for the transportation of the coal from Australia to Thailand. The coal to be supplied must be sourced from C&A or agreed third party suppliers. ACH will use the coal sourced under the agreement to fulfil its obligations under the BLCP Agreement. The term of the Coal Supply and Transportation Agreement shall be the same as the term of the BLCP Agreement, which is until 2031. Yancoal Australia is required to supply up to a maximum of 3,627,000 tonnes (on an equivalent calorific value basis) per year and is entitled to supply a minimum of 2,560,000 tonnes (on an equivalent calorific value basis) per year on a take or pay basis.

(c)	Bee Creek Contract

The Bee Creek Contract is to be entered into between YAS and Hail Creek Marketing Pty Limited, a company controlled by Rio Tinto Group, pursuant to which YAS will purchase up to 800,000 tonnes per annum of coal from Hail Creek Marketing Pty Limited until 31 December 2020 on arms-length terms, for the purpose of supporting the obligations of Yancoal Australia under the Coal Supply and Transportation Agreement. YAS can nominate at its option in the month of September the amount of coal it wishes to purchase for the following year.

(d)	Royalty Deeds

Certain subsidiaries wholly-owned by C&A which are participants holding interests in the HVO Joint Venture and the MTW joint ventures will each enter into a royalty deed (each a “Royalty Deed”, and together, the “Royalty Deeds”) with ACH, pursuant to which each of those entities agrees to pay royalties to ACH for the coal mined and sold from HVO and MTW, respectively, if the benchmark coal price for the quarter (the thermal coal index figure (in US$) known as the globalCOAL Weekly NEWC Index, and published weekly on the website of globalCOAL) is greater than US$75 per tonne, with escalation annually based on inflation. The royalty period is 10 years commencing from the end of the third anniversary after Completion (the “Royalty Period”) and the initial royalty amount is US$2 per tonne payable quarterly, with escalation annually based on inflation. The royalty is payable on C&A’s share of all product coal mined and sold from the specified tenements at Mount Thorley, Warkworth and HVO during the Royalty Period, other than coal supplied under the BLCP Agreement and coal extracted from any future underground mine. The aggregate amount of royalties payable by those C&A subsidiaries is capped at US$650 million.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, each of Rio Tinto Services Limited, BLCP, Hail Creek Marketing Pty Limited and ACH and its respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

Further announcement(s) will be made by the Company as and when required in accordance with the Listing Rules.

3	TAG-ALONG OFFER OF HVO JOINT VENTURE

Pursuant to the Joint Venture Agreement-Hunter Valley Operations dated 3 February 2016 between CAOP, HVOR and HVOP (the “HVO Joint Venture Agreement”), HVOR has tag-along rights (the “Tag-along Rights”) to sell its 32.4% interests (the “Participating Interest”) in HVO Joint Venture, which will be triggered as a result of the Acquisition.

Pursuant to the SPA, the Purchaser acknowledges the Tag-along Rights and shall make an irrevocable offer (the “Tag-along Offer”) to HVOR to acquire the Participating Interest in accordance with terms of the HVO Joint Venture Agreement. The Purchaser must do everything to ensure compliance with the HVO Joint Venture Agreement, including entering into discussions with HVOR prior to the Completion. On and from Completion, the Purchaser must comply, and procure that CAOP and HVOR comply, with their respective obligations under the HVO Joint Venture Agreement, including executing any documents.

The HVO Joint Venture Agreement has an agreed mechanism for negotiating and agreeing on a value of any Tag-along Offer, including determination by an independent expert if required. The discussions under the Tag-along Offer would commence shortly after the signing of the SPA. The Purchaser and HVOR are obliged to try to agree on the fair market value of the Participating Interest (taking into account the expected future performance of HVO, market conditions etc.) and if no agreement is reached, the parties must nominate their assessment of the fair market value of the Participating Interest. If those values are within 10% of each other then the fair market value will be the average of the two values, otherwise, an independent valuer shall be appointed who must choose between the two values.

Once the fair market value has been determined, HVOR may ultimately elect to accept or reject any Tag-along Offer. It is expected that the timeframe for conclusion of discussions with HVOR and any HVOR election on whether or not it will exercise the Tag-along Rights may not occur until May 2017.

The discussions under the Tag-along Offer runs in parallel with, but independent of, the Acquisition. Completion of the Acquisition is not conditional on the Purchaser making the Tag-along Offer. However, as the HVO Joint Venture Agreement does not prescribe any terms for the Tag-along Offer, the Purchaser has the flexibility to propose terms that it considers appropriate, which would include making the acquisition of the Participating Interest conditional on the Completion of the Acquisition (i.e. the Purchaser would not acquire the Participating Interest unless the Acquisition also completes).

As of the date of this announcement, Yancoal Australia has only held preliminary discussion with HVOR regarding the Tag-along Offer and no agreement has been reached between Yancoal Australia and HVOR. Further announcement(s) setting out the development and the detailed terms of the Tag-along Offer will be made by the Company as and when appropriate or required in accordance with the Listing Rules. The final agreed value of the Tag-along Offer will be set out in the circular to be despatched to the Shareholders in relation to the Acquisition.

4	INFORMATION ON THE TARGET

4.1	Reserves of the Coal Mine Assets

C&A is a leading Australian producer of high quality thermal coal, indirectly owning majority interests in three coal mine operations, namely Hunter Valley Operations (“HVO”), Mount Thorley and Warkworth (together, “MTW”) and associated assets.

HVO is an open cut mine located 24 kilometres north west of Singleton in the Hunter Valley Basin, which covers an area of approximately 11,000 hectares. It is currently owned by C&A as to 67.6% and HVOR as to 32.4%. HVO commenced operation in 1949 and its major products comprise thermal coal and semi-soft coking coal. HVO has underground operation potential.

MTW comprises two open cut mines, namely Mount Thorley and Warkworth, located 14 kilometres north west of Singleton in the Hunter Valley Basin, which covers an aggregated area of approximately 6,000 hectares. Mount Thorley is owned by C&A as to 80% and POSCO as to 20% while Warkworth is owned by C&A as to 55.6%, HVOR as to 28.9%, Mitsubishi Material as to 6.0% and Nippon Steel as to 9.5%. Mount Thorley and Warkworth both commenced operation in 1981. The major products of MTW are thermal coal and semi-soft coking coal. MTW has potential for the development of an underground longwall expansion to support continued use of site infrastructure.

The table below sets forth information about HVO and MTW:

	HVO(1)	MTW(2)
		Mount Thorley	Warkworth

Marketable Reserves (million tonnes)	629	13	217
Resources (million tonnes)	1,831	322	966
Mine Life(3) (years)	46	19

	C&A (100% basis)(4)
	2014	2015	2016

Run Of Mine production (million tonnes per annum)	35.7	34.2	36.2
Saleable Production Volume (million tonnes per annum)	25.8	24.7	25.9

Notes:

(1)	Sourced from Rio Tinto’s 2015 Annual Report as released to market in 2016 (riotinto.com). Competent Persons responsible for Coal Resource and Reserve Reports are full-time employees of Rio Tinto, R Ruddock AusIMM and G Doyle AusIMM.
(2)	MTW Marketable Coal Reserves are sourced from the Rio Tinto 2015 Annual Report as released to market in 2016 (riotinto.com) and MTW Coal Resources are sourced from Rio Tinto’s announcement to the market “Increase to Mount Thorley Warkworth Mineral Resources” released on 24 January 2017. Competent Persons responsible for Coal Resource and Reserve Reports are full-time employees of Rio Tinto, R Ruddock AusIMM and G Doyle AusIMM.
(3)	Yancoal Mine Life estimate based on Marketable Reserves and annual production representing HVO and MTW on 100% basis, based on Coal & Allied unaudited management information.
(4)	Sourced from HVO and MTW unaudited management information.

The information referred to above in relation to the reserves and production of the Coal Mine Assets is provided by C&A. A circular including among other things, a report on the reserves of the Coal Mine Assets prepared by a competent person qualified under Chapter 18 of the Listing Rules to be engaged by the Company will be despatched to the Shareholders. Such report will be prepared in accordance with the requirements of Chapter 18 of the Listing Rules. Shareholders and potential investors should note that the estimate of the reserves of the Coal Mine Assets as set out in such report may differ from those referred to above, and should therefore exercise caution in relying on the information referred to above.

Yancoal Australia has engaged legal counsel and other professional advisers to conduct due diligence of the Coal Mine Assets. As of the date of this announcement, no legal proceedings with the relevant government authorities and/or to which the Coal Mine Assets are subject or non-compliance to the relevant rules and regulations committed in relation to the operation of the Coal Mine Assets, which in the view of Yancoal Australia might have material impact on the Coal Mine Assets, has been identified by Yancoal Australia or reported or notified by C&A or the Vendors.

C&A also owns, among other associated assets, a 36.5% interest in Port Waratah Coal Services Limited

(“PWCS”) (the operator of the Kooragang and Carrington coal terminals located in Newcastle). PWCS leases and manages the Kooragang and Carrington coal terminals on behalf of its shareholders. C&A does not have control over PWCS hence its minority investment in PWCS are not consolidated into C&A’s financial results. Under normal circumstances, C&A usually receives an annual dividend from PWCS.

4.2	Financial Information relating to the Target and the Participating Interest under the Tag-along Offer

The following financial information of the Coal Mine Assets attributable to the Target and the Participating Interest under the Tag-along Offer (i.e. 100% of HVO and 64.1% of MTW) is provided by C&A. Such information is derived from the HVO and MTW unaudited management accounts for the years ended 31 December 2014, 2015 and 2016, prepared under Australian GAAP. The summary of the financial information of the Coal Mine Assets attributable to the Target and the Participating Interest is presented as follows:

	For the year ended
	2014	2015	2016
	(AUD million)	(AUD million)	(AUD million)

Revenue	1,885.8	1,845.0	1,984.3
Profit before tax	179.5	218.6	440.7

*Note:	all figures based on 100% HVO plus 64.1% MTW. Rio Tinto has not reviewed the financial information set out above and accepts no responsibility for that information.

**	The profit before tax is subject to 30% corporate income tax of Australia.

As at 31 March 2016, the book value of the Target Company amounted to approximately AUD1.3 billion.

The table below sets forth further operational and financial metrics (unaudited) of Yancoal Australia and C&A:

	Yancoal Australia(1)		C&A(2)		Yancoal Australia pro-forma

Reserves and resources
Marketable Coal Reserves (million tonnes)(3)	274		556		830
Coal Resources (million tonnes)(3)	1,699	(4)	2,032	(5)	N/A

	Yancoal status Quo(7)		Coal & Allied(8)		Yancoal pro-forma
Operational metrics(6)	For the third quarter of 2016	For the forth quarter of 2016	For the third quarter of 2016	For the forth quarter of 2016	For the third quarter of 2016	For the forth quarter of 2016

ROM production (million tonnes)	4.9	4.4	6.2	5.7	11.1	10.1
Saleable production (million tonnes)	3.7	3.6	4.4	4.2	8.2	7.8

Key financial metrics

	As at 30 June 2016	As at Completion

Total equity (AUD billion)	1.5	3.3	(9)	4.8	(10)

	For the third quarter of 2016	For the forth quarter of 2016	For the third quarter of 2016(11)	For the forth quarter of 2016(11)	For the third quarter of 2016	For the forth quarter of 2016

Revenue (AUD million)	280	493	341	558	621	1,051
EBITDA (AUD million)(9)	61	158	73	237	134	395

Rio Tinto has not reviewed the financial information set out above and accepts no responsibility for that information.

Notes:

(1)	Yancoal Coal Resources and Marketable Coal Reserves are sourced from the Yancoal announcement to the market “Coal Resource and Coal Reserve statement for year ending 31 December 2016” released on 24 January 2017 (yancoal.com.au). Competent Persons responsible for the Coal Resources and Coal Reserves are listed in the statement.
(2)	Coal & Allied Coal Resources and Marketable Coal Reserves are sourced from the Rio Tinto 2015 Annual Report (riotinto.com) save for that component which relates to MTW Coal Resources, which is sourced from Rio Tinto’s announcement to the market “Increase to Mount Thorley Warkworth Mineral Resources” released on 24 January 2017. Competent Persons responsible for Coal Resource and Reserve Reports are full-time employees of Rio Tinto, R Ruddock AusIMM and G Doyle AusIMM.

(3)	Marketable Coal Reserves and Coal Resources are shown on an attributable basis and excludes Watagan and the Yancoal-managed Premier Coal and Cameby Downs operations.
(4)	Yancoal Coal Resources are reported inclusive of Coal Reserves.
(5)	Coal & Allied Coal Resources are reported exclusive of Coal Reserves.
(6)	Operational metrics shown on an attributable basis. CY16A and 4Q CY16 figures are based on unaudited management information.
(7)	Yancoal production metrics exclude Watagan.
(8)	Sourced from HVO and MTW unaudited management information.
(9)	Based on present value of purchase price consideration and stamp duty.
(10)	Excludes impact of the capital raising or loan restructure.
(11)	Sourced from HVO and MTW unaudited management information. Rio Tinto has not reviewed the financial information set out above and accepts no responsibility for that information.

5	REASONS FOR AND BENEFITS OF THE ACQUISITION

The Group is principally engaged in coal mining, coal washing and process and coal sales in China and Australia. Through Yancoal Australia, the Group owned and operated nine coal mines in Australia as at the date of this announcement, primarily selling coal to export markets in Asia. Selectively making strategic acquisitions of coal mines in Australia to expand the operation in Australia is one of the business strategies of the Group, which is an important driver for growth and enhancing shareholder value.

The Acquisition, in the view of the Board, is an opportune investment for the Group to develop, expand and diversify its high quality and low cost coal portfolio in Australia. The Board also expects the Acquisition to create synergies with its existing operation in Australia and further expand its coal production. After the Acquisition, the financial condition of Yancoal Australia is expected to improve to provide a profitability outlook, which in turn will attract more independent investors, allow Yancoal to strengthen its capital base and diversify the shareholding of Yancoal Australia.

The Board believes that the Acquisition is in line with the Group’s business strategy and is consistent with the nature of the Group’s current business; the terms of the SPA are on normal commercial terms, which are fair and reasonable; and the Acquisition is in the interests of the Company and the Shareholders as a whole.

6	THE COMPANY’S SUPPORT OF THE YAL RIGHTS ISSUE

As set out in the section headed “Reasons for and Benefits of the Acquisition” above in this announcement, the Board is of the view that the Acquisition is an opportune investment for the Group to develop, expand and diversify its high quality and low cost coal portfolio in Australia. Therefore, the Company intends to subscribe for around US$1 billion of its entitlement in the YAL Rights Issue. Since the Company’s intention is to maintain at least 51% shareholding in Yancoal Australia, the Company may adjust its subscription amount in the YAL Rights Issue and may also convert certain amount of convertible hybrid bonds issued by Yancoal Australia on 31 December 2014 (please refer to the announcements dated 9 November 2014, 12 November 2014, 22 December 2014, 23 December 2014, 30 December 2014 and 31 December 2014 and the circular dated 27 November 2014 of the Company for more details in relation to the convertible hybrid bonds) at the time of its subscription of the YAL Rights Issue. Further announcement(s) setting out the details of the Company’s subscription under the YAL Rights Issue will be made by the Company as and when appropriate or required in accordance with the Listing Rules.

The Company will also consider to restructure its existing shareholder loans made to Yancoal Australia to restore and strengthen Yancoal Australia’s balance sheet to assure its sustainable development.

7	INFORMATION ON THE PARTIES

7.1	Information on the Group

The Company is one of the main coal producers and sellers in China and Australia. The principal business of the Company includes coal mining, coal washing and process and coal sales.

Yancoal Australia is an investment platform of the Company in Australia. As at the date of this announcement, Yancoal Australia owned and operated nine coal mines in Australia.

7.2	Information on the Vendors and HVR

ACH and HVR are wholly-owned members of the Rio Tinto Group. Rio Tinto Group is a leading global mining and metals group which focuses on finding, mining, processing and marketing mineral resources.

7.3	Information on HVOR

HVOR is a related body corporate of Mitsubishi Development, a wholly-owned subsidiary of Mitsubishi Corporation and the holding company of Mitsubishi’s mineral resources investments in Australia. Mitsubishi Development specializes in developing coking coal for use in making steel and thermal coal for use in generating electrical power.

Mitsubishi Development Pty Ltd is ultimately part of Mitsubishi Corporation, a global integrated business enterprise that develops and operates businesses across many industries, including industrial finance, energy, metals, machinery, chemicals, and daily living essentials.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, HVOR and its ultimate beneficial owner is a third party independent of the Company and its connected persons.

8	THE LISTING RULES IMPLICATIONS

As the Acquisition and the Tag-along Offer constitute a series of transactions involving the acquisition of parts of one asset, the percentage ratios (as defined in Rule 14.07 of the Listing Rules) are calculated on an aggregated basis. As the highest applicable percentage ratio in respect of the Acquisition and the Tag- along Offer on an aggregated basis exceeds 100%, the Acquisition and the Tag-along Offer constitute a very substantial acquisition of the Company under Chapter 14 of the Listing Rules. Therefore, the Acquisition and the Tag-along Offer are subject to the reporting, announcement and Shareholders’ approval requirements under the Listing Rules.

9	GENERAL

An EGM will be convened and held for the Shareholders to consider and, if appropriate, approve the SPA and the transactions contemplated thereunder. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no Shareholder is required to abstain from voting on the relevant resolutions to approve the SPA and the transactions contemplated thereunder.

The controlling shareholder of the Company, Yankuang Group, which holds directly or indirectly, approximately 56% of the total issued share capital of the Company as at the date of this announcement, has undertaken to vote in favour of the resolution to approve the SPA and the transactions contemplated thereunder at the EGM.

A circular containing, amongst others, (i) further details of the SPA and the transactions contemplated thereunder; (ii) a competent person’s report and a valuation report in respect of the Target Assets, both in compliance with the requirements of Chapter 18 of the Listing Rules; (iii) the notice of the EGM; and (iv) other information as required under the Listing Rules is expected to be despatched to the Shareholders on or before 3 May 2017, as additional time is required by the Company for the preparation of certain information for inclusion in the circular.

Completion is conditional upon the satisfaction of the Conditions Precedent set out in the SPA. Accordingly, the Acquisition may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

10	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“ACH”	Australian Coal Holdings Pty. Limited (CAN000 066 491), a company with limited liability incorporated under the laws of Australia and holder of 65,555,831 ordinary shares in the capital of C&A, being 75.71% of the total issued share capital of C&A, and one of the Vendors

“Acquisition”	the proposed acquisition of the Sale Shares from the Vendors by the Purchaser, pursuant to the terms and conditions of the SPA

“ASX”	Australian Stock Exchange

“AUD”	Australian dollar, the lawful currency of Australia

“Australian GAAP”	Australian Generally Accepted Accounting Principles

“Bee Creek Contract”	a contract to be entered into by YAS and Hail Creek Marketing Pty Limited, a company controlled by Rio Tinto Group, pursuant to which YAS will purchase coal from Hail Creek Marketing Pty Limited

“BLCP”	BLCP Power Limited, an owner of a 400 MW coal-fired power station located in Map Ta Phut, Thailand

“BLCP Agreement”	A coal supply and transportation agreement dated 13 June 2003 entered into between ACH and BLCP

“Board”	the board of Directors of the Company

“Business Day”	a day which is not a Saturday, Sunday or a public holiday in Brisbane, Queensland

“C&A” or “Target Company”	Coal & Allied Industries Limited, the target company of the SPA

“CAOP”	Coal & Allied Operations Pty Ltd, a wholly-owned subsidiary of C&A and one of the participants holding interests in the HVO Joint Venture

“Coal Mine Assets”	coal mine operations of Hunter Valley Operations, Mount Thorley and Warkworth in the Hunter Valley region, New South Wales, Australia

“Coal Supply and Transportation Agreement”	a long-term Coal Supply and Transportation Agreement to be entered into by ACH and Yancoal Australia (or one of its subsidiaries), pursuant to which Yancoal Australia shall supply coal which meets specifications to ACH and be responsible for the transportation of the coal from Australia to Thailand

“Completion”	the completion by the parties of the sale and purchase of the Sale Shares under the SPA

“Completion Date”	the date on which Completion occurs

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H shares, ADSs and A shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be convened or any adjournment thereof for the purpose of considering and, if appropriate, approving, among others, the resolutions in respect of the Acquisition

“FIRB”	Foreign Investment Review Board of Australian Government

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKFRS”	Hong Kong Financial Reporting Standards

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HVO Joint Venture”	unincorporated joint venture known as the “Hunter Valley Operations Joint Venture” established pursuant to the HVO Joint Venture Agreement

“HVO Joint Venture Agreement”	means the Joint Venture Agreement – Hunter Valley Operations dated 3 February 2016 among CAOP, HVOR and HVOP

“HVOP”	HV Operation Pty Ltd, the manager of the HVO Joint Venture

“HVOR”	HVO Resources Pty Ltd, a related body corporate of Mitsubishi and one of the participants holding interests in HVO Joint Venture

“HVR”	Hunter Valley Resources Pty Ltd (CAN 151 471 242), a company with limited liability incorporated under the laws of Australia and holder of 21,028,904 ordinary shares in the capital of C&A, being 24.29% of the total issued share capital of C&A, and one of the Vendors

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Mitsubishi”	Mitsubishi Development Pty Ltd

“PRC”	the People’s Republic of China, for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan

“Purchaser” or “Yancoal Australia”	Yancoal Australia Limited, a company with limited liability incorporated under the laws of Australia in 2004 and an approximately 78% owned subsidiary of the Company. The shares of Yancoal Australia are traded on the ASX

“Purchaser Group”	means the Purchaser and its subsidiaries, each member of the Yankuang Group and Yanzhou and its Subsidiaries (whether or not any of them is a member of the Yankuang Group) and, following Completion, includes the members of the Target Company Group (and member of the Purchaser Group means each entity that is a member of the Purchaser Group)

“Purchase Price”	the purchase price of US$2.45 billion (approximately HK$19.01 billion) (or US$2.35 billion (approximately HK$18.24 billion), depending on the payment structure elected by Yancoal Australia), subject to adjustments as set forth in the SPA, payable by the Purchaser to the Vendors for the Acquisition pursuant to the SPA, details of which are set out in the section headed “2.4 Consideration” of this announcement

“Rio Tinto Group”	Rio Tinto plc and each of its subsidiaries, together with Rio Tinto Limited and each of its subsidiaries, and includes any entity that would be considered to be a subsidiary of Rio Tinto plc and/or Rio Tinto Limited if they were treated as one company (and Rio Tinto Group member and member of the Rio Tinto Group mean each entity that is part of the Rio Tinto Group)

“Rio Tinto Group Party”	means each member of the Rio Tinto Group that is a party to a Rio Tinto Group Contract

“Sale Shares”	86,584,735 ordinary shares in the capital of C&A, being 100% of the total issued share capital of C&A

“Shareholders”	the shareholder(s) of the Company

“SPA”	the Sale and Purchase Agreement entered into by the Purchaser and the Vendors on 24 January 2017 (local time in London, United Kingdom) in respect of the Acquisition

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Target Company Group”	Target Company and its subsidiary companies

“Transitional Services Agreement”	means the agreement to be entered into between Rio Tinto Services Limited and C&A in the form set out in the schedule of SPA

“US” or “United States”	United States of America

“US$”	United States dollars, the lawful currency of the United States of America

“Vendors”	ACH and HVR

“YAS”	Yancoal Australia Sales Pty Ltd

“YAL Rights Issue”	a capital raising and pro rata rights issue of ordinary shares to be undertaken by Yancoal Australia for the purpose of funding all or part of the Purchase Price which is expected to be launched around early third quarter of 2017

“Yankuang Group”	Yankuang Group Corporation Limited, a wholly State-owned corporation and the controlling shareholder holding directly and indirectly approximately 56.52% of the total issued share capital of the Company as at the date of this announcement

“%”	per cent.

For the purpose of this announcement, unless otherwise indicated, the exchange rate of US$1.00 = HK$7.76 and AUD1.00 = HK$5.59 have been used, where applicable, for the purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at such rate or any other rate or at all on the date or dates in question or any other date.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

24 January 2017

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

*	for identification purposes only

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Jin Qingbin, Company Secretary

Tel: +86 537 538 2319

Address: 298 Fushan South Road, Zoucheng,

Shandong Province, 273500 PRC